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Exhibit 12

CREDIT SUISSE FIRST BOSTON (USA), INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(In millions, except for ratio)

	For the Years Ended
								Six Months Ended June 30, 2002
	1997	1998	1999	2000		2001
Earnings:
Income (loss) before provision for income Taxes	$661	$601	$954	$(1,522)		$(215)		$979
Add: Fixed Charges
Interest expense (gross)	4,012	4,501	4,840	8,162		10,339		2,815
Interest factor in rents	29	39	53	76		231		96

Total fixed charges	4,041	4,540	4,893	8,238		10,570		2,911

Earnings before fixed charges and provision for income taxes	$4,702	$5,141	$5,847	$6,716		$10,355		$3,890

Ratio of earnings to fixed charges	1.16	1.13	1.19	0.82	(1)	0.98	(2)	1.34

(1)
The dollar amount of the deficiency in the ratio of earnings to fixed charges was $1,522 for the year ended December 31, 2000.

(2)
The dollar amount of the deficiency in the ratio of earnings to fixed charges was $215 for the year ended December 31, 2001.

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CREDIT SUISSE FIRST BOSTON (USA), INC. STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited) (In millions, except for ratio)